Exhibit 99.1

October 1, 2019

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our letter dated September 4, 2019 where we informed that as part of the strategic engagement with ICICI Bank, Wipro will absorb certain employees of Vara lnfotech along with its existing contracts, facilities and assets through a business transfer agreement.

We would like to inform that the aforesaid transaction has been completed on September 30, 2019.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan Company Secretary